Exhibit 99.1

RISK FACTORS

Capitalized terms used but not defined in this Exhibit 99.1 have the meanings ascribed to such terms in the Company’s Quarterly Report on Form 10-Q to which this exhibit is attached (the “Form 10-Q”).

Risks related to our industry and our business

Our business is cyclical and is significantly affected by changes in general and local economic conditions.

Our business can be substantially affected by adverse changes in general economic or business conditions that are outside of our control, including changes in:

•	short- and long-term interest rates;

•	the availability and cost of financing for homebuyers;

•	consumer confidence generally and the confidence of potential homebuyers in particular;

•	the ability of existing homeowners to sell their existing homes at prices that are acceptable to them;

•	U.S., Canadian and global financial system and credit markets, including stock market and credit market volatility;

•	private and federal mortgage financing programs and federal, state and provincial regulation of lending practices;

•	federal, state and provincial income tax provisions, including provisions for the deduction of mortgage interest payments;

•	housing demand from population growth and demographic changes (including immigration levels and trends in urban and suburban migration);

•	demand from overseas buyers for our homes (particularly in our GTA market), which may fluctuate according to economic circumstances in overseas markets;

•	the supply of available new or existing homes and other housing alternatives, such as apartments and other residential rental property;

•	employment levels and job and personal income growth and household debt-to-income levels;

•	real estate taxes; and

•	the supply of developable land in our markets in the United States and Canada.

Adverse changes in these conditions may affect our business nationally or may be more prevalent or concentrated in particular regions or localities in which we operate. During the recent downturn, unfavorable changes in many of the above factors negatively affected all of the markets we serve, although to a more limited extent in Canada than in the United States. Economic conditions in all our markets continue to be characterized by levels of uncertainty. Any deterioration in economic conditions or continuation of uncertain economic conditions would have a material adverse effect on our business.

Adverse changes in economic conditions can cause demand and prices for our homes to diminish or cause us to take longer to build our homes and make it more costly for us to do so. We may not be able to recover these increased costs by raising prices because of weak market conditions and because the price of each home we sell is usually set several months before the home is delivered, as many customers sign their home purchase contracts before construction begins. The potential difficulties described above could impact our customers’ ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

The homebuilding industry in the United States has recently undergone a significant downturn, and the likelihood of a full recovery is uncertain in the current state of the economy. A slowdown in our business in the United States or a downturn in Ontario, Canada could have additional adverse effects on our operating results and financial condition.

In connection with the recent downturn in the U.S. housing market, we incurred substantial losses, after impairments, in our U.S. operations during 2008 and 2009. Although the U.S. housing market continues to recover, we cannot predict the extent of further recovery or its timing. In addition, while the market for single-family homes and high-rise condominiums in Canada remained relatively stable during the U.S. downturn, the housing market in parts of Canada has lately shown signs of weakening. With slowing job growth relative to the recent past, ongoing global economic uncertainty and increasing units under construction, the GTA has seen a moderation in sales activity compared to prior periods and it is anticipated that Ontario housing starts could continue to moderate and average home prices will remain relatively flat in 2013. A significant weakening of the Ontario housing market could adversely affect our business.

Though we have taken steps to alleviate the impact of these conditions on our business, given the downturn in the homebuilding industry over the past several years and global economic uncertainty, there can be no guarantee that steps taken by us will continue to be effective, and to the extent the current economic environment does not improve or any improvement takes place over an extended period of time, our business, financial condition and results of operations may be adversely affected.

In the past we have incurred losses and may have difficulty maintaining profitability in the future.

Although we generated net income of $430.8 million in 2012, $76.8 million in 2011 (arithmetically combined historical results of the predecessor and successor) and $90.6 million in 2010, we had net losses of approximately $0.8 million and $396.5 million in 2009 and 2008, respectively. Even if we maintain profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis going forward. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed. As a result, the price of our Class A Common Stock may decline, and you may lose a portion of your investment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-Q for a more complete description of our historical losses.

Changes to foreign currency exchange rates could adversely affect our earnings and net asset value.

We have businesses with exposure to foreign currency exchange risk in Canada. Changes in the $U.S.-$CAD exchange rate will affect the value of our reported earnings and the value of our assets and liabilities denominated in foreign currencies. For example, an increase in the value of the U.S. dollar compared to the Canadian dollar would reduce our Canadian dollar-denominated revenue when reported in U.S. dollars, our functional reporting currency. Our business, financial condition and operating results may be adversely affected by such exchange rate fluctuations.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment and completion surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment and completion surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. We may also be required to renew or amend our existing facilities. Our ability to obtain additional performance, payment and completion surety bonds and letters of credit primarily depends on our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. Performance, payment and completion surety bond and letter of credit providers consider these factors in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our performance record or our providers’ requirements or policies change, if we cannot obtain the necessary consent from our lenders, or if the market’s capacity to provide performance, payment and completion bonds or letters of credit is not sufficient for any unexpected growth and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment and completion surety bonds or letters of credit from other sources when required, which could have a material adverse effect on our business, financial condition and results of operations and result in a decline in the value of our Class A Common Stock.

Higher cancellation rates of existing agreements of sale may have an adverse effect on our business.

Our backlog reflects sales contracts with our homebuyers for homes that have not yet been delivered. We have received a deposit from a homebuyer for each home reflected in our backlog, and generally we have the right, subject to certain exceptions, to retain the deposit if the homebuyer fails to comply with his or her obligations under the sales contract, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or the homebuyer’s inability to make additional deposits required prior to the closing date. In addition, in our Canadian markets we have the right to retain the deposits and pursue the homebuyer for damages or specific performance in the event of a homebuyer’s breach of the purchase and sale agreement. However, in the United States, if prices for new homes decline, if competitors increase their use of sales incentives, if interest rates increase, if the availability of mortgage financing diminishes or if there is a downturn in local or regional economies or in the national economy, U.S. homebuyers may terminate their existing home purchase contracts with us in order to negotiate for a lower price or because they cannot, or will not, complete the purchase.

Compared to the prevailing cancellation rates in the United States, our experience has been that cancellations in Canada are less common due to differences in the Canadian economy and the laws of Ontario, which make it more difficult for purchasers to cancel their contracts. Although our cancellation rates for our homebuyers in the United States are now closer to long-term historical averages, cancellation rates may rise in the future. If uncertain economic conditions in the United States and Canada continue, if mortgage financing becomes less available or if current homeowners find it difficult to sell their current homes, more homebuyers may cancel their sales contracts with us. As a result, our financial condition may deteriorate and you may lose a portion of your investment.

In cases of cancellation, we remarket the home and usually retain any deposits we are permitted to retain. Nevertheless, the deposits may not cover the additional costs involved in remarketing the home and carrying higher inventory. Significant numbers of cancellations could adversely affect our business, financial condition and results of operations.

The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to our customers, our business could decline.

We operate in a very competitive environment which is characterized by competition from a number of other homebuilders in each market in which we operate. We compete with large national and regional homebuilding companies and with smaller local homebuilders for land, financing, raw materials and skilled management and labor resources. We also compete with the resale, or “previously owned,” home market which has increased significantly due to the large number of homes that have been foreclosed on or could be foreclosed on due to the recent economic downturn. Increased competition could cause us to increase our selling incentives and reduce our prices. An oversupply of homes available for sale and the heavy discounting of home prices by some of our competitors have adversely affected demand for our homes and the results of our operations in the past and could do so again in the future. If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected.

If homebuyers are not able to obtain suitable financing, our results of operations may decline.

A substantial majority of our homebuyers finance their home purchases through lenders that provide mortgage financing. The availability of mortgage credit remains constrained in the United States, due in part to lower mortgage valuations on properties, various regulatory changes and lower risk appetite by lenders, with many lenders requiring increased levels of financial qualification, lending lower multiples of income and requiring greater deposits. Investors and first-time homebuyers are generally more affected by the availability of financing than other potential homebuyers. These buyers are a key source of our demand. A limited availability of home mortgage financing may adversely affect the volume of our home sales and the sales prices we achieve in the United States.

During the last four fiscal years, the mortgage lending industry in the United States has experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payments requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. Lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality during the downturn had caused almost all lenders to stop offering subprime mortgages and most other loan products that were not eligible for sale to Fannie Mae or Freddie Mac or loans that did not meet FHA and Veterans Administration requirements. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain buyers to finance the purchase of our homes. These factors may reduce the pool of qualified homebuyers and make it more difficult to sell to first-time and move-up buyers who have historically made up a substantial part of our customers. Reductions in demand adversely affected our business and financial results during the downturn, and the duration and severity of some of their effects remain uncertain. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. These entities have required substantial injections of capital from the federal government and may require additional government support in the future. Several federal government officials have proposed changing the nature of the relationship between Fannie Mae and Freddie Mac and the federal government and even nationalizing or eliminating these entities entirely. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and our sales of new homes. The FHA insures mortgage loans that generally have lower loan payment requirements and qualification standards compared to conventional guidelines, and as a result, continue to be a particularly important source for financing the sale of our homes. In recent years, lenders have taken a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval. Availability of condominium financing and minimum credit score benchmarks has reduced opportunity for those purchasers. In the near future, further restrictions are expected on FHA-insured loans, including limitations on seller-paid closing costs and concessions. This or any other restriction may negatively affect the availability or affordability of FHA financing, which could adversely affect our ability to sell homes in the United States. In addition, changes in federal and provincial regulatory and fiscal policies aimed at aiding the homebuying market (including a repeal of the home mortgage interest tax deduction) may also negatively affect potential homebuyers’ ability to purchase homes.

In each of our markets, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of homebuyers to obtain or service mortgage debt. Even if potential homebuyers do not themselves need mortgage financing, where potential homebuyers must sell their existing homes in order to buy a new home, increases in mortgage costs, lack of availability of mortgages and/or regulatory changes could prevent the buyers of potential homebuyers’ existing homes from obtaining a mortgage, which would result in our potential customers’ inability to buy a new home. Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. The success of homebuilders depends on the ability of potential homebuyers to obtain mortgages for the purchase of homes. If our customers (or potential buyers of our customers’ existing homes) cannot obtain suitable financing, our sales and results of operations could be adversely affected, the price of our Class A Common Stock may decline and you could lose a portion of your investment.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us.

In the United States, the unemployment rate was 7.6% as of June 2013, according to the U.S. Bureau of Labor Statistics. People who are not employed or are underemployed or are concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

Increases in taxes, government fees or interest rates could prevent potential customers from buying our homes and adversely affect our business or financial results.

Significant expenses of owning a home, including mortgage interest and real estate taxes, generally are deductible expenses for an individual’s U.S. federal, and in some cases, state income taxes, subject to various limitations under current tax law and policy. Mortgage interest and real estate taxes are not deductible for an individual’s federal or provincial income taxes in Canada. If the U.S. federal government or a state government changes its income tax laws, as has been discussed from time to time, to eliminate, limit or substantially modify these income tax deductions, the after-tax cost of owning a new home would increase for many of our potential customers. The resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal, state and provincial funding, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes. Fees imposed on developers to fund schools, open spaces, road improvements, and/or provide low and moderate income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in sales taxes (such as the Ontario harmonized sales tax initiative implemented in July 2010 by the Government of Ontario combining the 5% Canadian federal goods and services tax and the 8% Ontario provincial sales tax with certain abatement, rebate and transition rules for new housing) could adversely affect our potential customers who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes.

In addition, increases in interest rates as a result of changes to U.S. and Canadian monetary policies could significantly increase the costs of owning a home, which in turn would adversely impact demand for and sales prices of homes and the ability of potential customers to obtain financing and adversely affect our business, financial condition and operating results. As a result, the price of our Class A Common Stock and the value of your investment may decline.

Inflation could adversely affect our business and financial results, particularly in a period of oversupply of homes.

Inflation can adversely affect us by increasing costs of land, materials and labor. In the event of an increase in inflation, we may seek to increase the sales prices of homes in order to maintain satisfactory margins. However, an oversupply of homes relative to demand and home prices being set several months before homes are delivered may make any such increase difficult or impossible. In addition, inflation is often accompanied by higher interest rates, which historically had a negative impact on housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease. Moreover, the cost of capital increases as a result of inflation and the purchasing power of our cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business or financial results.

Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors.

Our quarterly operating results generally fluctuate by season and also because of the uneven delivery schedule of certain of our products and communities, such as high-rise condominiums in the GTA.

Historically, a larger percentage of our agreements of sale in the United States have been entered into in the winter and spring. Weather-related problems, typically in the fall, late winter and early spring, may delay starts or closings and increase costs and thus reduce profitability. Seasonal natural disasters such as hurricanes, tornadoes, floods and fires could cause delays in the completion of, or increase the cost of, developing one or more of our communities, causing an adverse effect on our sales and revenues.

In many cases, we may not be able to recapture increased costs by raising prices because we set our prices up to 12 months in advance of delivery upon signing the home sales contract. In the case of high-rise condominium sales, purchase agreements are signed up to three years in advance of delivery. In addition, deliveries may be staggered over different periods of the year and may be concentrated in particular quarters. Our quarterly operating results may fluctuate because of these factors.

Negative publicity may affect our business performance and could affect our stock price.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites or newsletters, could hurt operating results, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may result in a decrease in operating results that could lead to a decline in the price of our Class A Common Stock and cause you to lose all or a portion of your investment.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. There can be no assurance that any developments we undertake will be free from defects once completed. Construction defects may occur on projects and developments and may arise during a significant period of time after completion. Defects arising on a development attributable to us may lead to significant contractual or other liabilities.

As a consequence, we maintain products and completed operations excess liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to damages resulting from faulty workmanship and materials, and create warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the risks associated with the types of homes built. Although we actively monitor our insurance reserves and coverage, because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our warranty and construction defect claims in the future. In addition, contractual indemnities can be difficult to enforce. We may also be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage may be further restricted or become more costly in the future.

In 2005 and 2006, we discontinued requiring insurance policies from most of our contractors in California and instead adopted an Owner Controlled Insurance Plan (“OCIP”) for general liability exposures of most subcontractors, as a result of the inability of subcontractors to procure acceptable insurance coverage to meet our requirements. Under the OCIP, subcontractors are effectively insured by us. We have assigned risk retentions and bid deductions to our subcontractors based on their risk category. These deductions are used to fund future liabilities.

Unexpected expenditures attributable to defects or previously unknown sub-surface conditions arising on a development project may have a material adverse effect on our business, financial condition and operating results. In addition, severe or widespread incidents of defects giving rise to unexpected levels of expenditure, to the extent not covered by insurance or redress against sub-contractors, may adversely affect our business, financial condition and operating results.

Our reliance on contractors can expose us to various liability risks.

We rely on contractors in order to perform the construction of our homes, and in many cases, to select and obtain raw materials. We are exposed to various risks as a result of our reliance on these contractors and their respective subcontractors and suppliers, including, as described above, the possibility of defects in our homes due to improper practices or materials used by contractors, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. Several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Although contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour and other employment-related liabilities of their contractors. In the event that a regulatory agency reclassified the employees of our contractors as our own employees, we could be responsible for wage, hour and other employment-related liabilities of our contractors.

Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.

We own and purchase a large number of sites each year and are therefore dependent on our ability to process a very large number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and sub-contractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

If land and lots are not available at competitive prices, our sales and results of operations could be adversely affected.

Our long-term profitability depends in large part on the price at which we are able to obtain suitable land and lots for the development of our communities. Increases in the price (or decreases in the availability) of suitable land and lots could adversely affect our profitability. Moreover, changes in the general availability of desirable land, competition for available land and lots, limited availability of financing to acquire land and lots, zoning regulations that limit housing density, environmental requirements and other market conditions may hurt our ability to obtain land and lots for new communities at prices that will allow us to be profitable. If the supply of land and lots that are appropriate for development of our communities becomes more limited because of these factors, or for any other reason, the cost of land and lots could increase and the number of homes that we are able to build and sell could be reduced, which could adversely affect our results of operations and financial condition and lead to a decline in the price of our Class A Common Stock and the value of your investment.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for lots controlled under option or similar contracts may be put at risk. Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations subject valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If housing demand decreases below what we anticipated when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we sell and build houses.

Due to economic conditions in the United States in recent years, including increased amounts of home and land inventory that entered certain U.S. markets from foreclosure sales or short sales, the market value of our land and home inventory was negatively impacted prior to the Acquisition. Write-downs and impairments have had an adverse effect (and any further write-downs may also have an adverse effect) on our business, financial condition and operating results. We recorded no inventory impairments in 2011, 2012 or the six months ended June 30, 2013. In 2011, the carrying value of all of our land was adjusted to its fair market value as of the date of the Acquisition. We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. Further material write-downs and impairments in the value of our inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

Risks associated with our land inventory could adversely affect our business or financial results.

Risks inherent in controlling or purchasing, holding and developing land for new home construction are substantial. In certain circumstances, a grant of entitlements or development agreement with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which may increase our exposure to decreases in the price of such entitled land by restricting our ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. In recent periods of market weakness, we have sold homes and land for lower margins or at a loss and we have recorded significant inventory impairment charges, and such conditions may recur. The recording of a significant inventory impairment could negatively affect our reported earnings per share and negatively impact the market perception of our business, leading to a decline in the price of our Class A Common Stock.

If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our communities or building homes, which could adversely affect our operating results.

We require a qualified labor force to develop our communities. Access to qualified labor may be affected by circumstances beyond our control, including:

•	work stoppages resulting from labor disputes;

•	shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, especially in our key markets in the southwest United States;

•	changes in laws relating to union organizing activity;

•	changes in immigration laws and trends in labor force migration; and

•	increases in sub-contractor and professional services costs.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, developing one or more of our communities and building homes. We may not be able to recover these increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to sales contracts with our homebuyers. In such circumstances, our operating results could be adversely affected. Additionally, market and competitive forces may also limit our ability to raise the sales prices of our homes.

Failure to recruit, retain and develop highly skilled, competent people at all levels, including finding suitable subcontractors, may have a material adverse effect on our standards of service.

Key employees, including management team members, are fundamental to our ability to obtain, generate and manage opportunities. Key employees working in the homebuilding and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial conditions and operating results. In addition, we do not maintain key person insurance in respect of any member of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and operating results.

The vast majority of our work carried out on site is performed by subcontractors. The difficult operating environment over the last six years in the United States has resulted in the failure of some subcontractors’ businesses and may result in further failures. In addition, reduced levels of homebuilding in the United States have led to some skilled tradesmen leaving the industry to take jobs in other sectors. If subcontractors are not able to recruit sufficient numbers of skilled employees, our development and construction activities may suffer from delays and quality issues, which would also lead to reduced levels of customer satisfaction.

During the recent downturn, we had to reduce our number of employees, which may have resulted in a loss of knowledge that could be detrimental to our business and our ability to manage future business opportunities. Our margins, and accordingly our business, financial conditions and operating results, may be adversely affected.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have a negative impact on our results of operations.

The approval of numerous governmental authorities must be obtained in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. Various local, provincial, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, environment, zoning, sales and similar matters apply to and/or affect the housing industry.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities.

Certain states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. A similar initiative in Ontario, Canada known as “smart growth” could also negatively impact our Canadian operations. The Ontario smart growth initiatives were implemented in 2005 pursuant to the “Places to Grow Act” and the “Greenbelt Act”. The legislation is designed to minimize urban sprawl, promote population density increases in cities and towns and protect the agricultural land and natural systems that surround the GTA, extending from Niagara Falls to Oshawa, Ontario, bordering Lake Ontario. The effect of the legislation is to restrict development on approximately 1.8 million acres of land. These measures may reduce our ability to open new home communities and to build and sell homes in the affected markets, including with respect to land we may already own, and create additional costs and administration requirements, which in turn may harm our future sales, margins and earnings. A further expansion of these measures or the adoption of new slow-growth, no-growth, “smart-growth” or other similar programs could exacerbate such risks. The above risks could have a material, adverse effect on our business and results of operations in Canada, and as a result, the price of the Class A Common Stock could be negatively affected.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state and provincial legislatures, which may, despite being phased in over time, significantly increase our costs of building homes and the sale price to our buyers, and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Our financial services business may be adversely affected by changes in governmental regulation and other risks associated with acting as a mortgage lender.

Prior to January 1, 2011, TMHF operated as a mortgage broker, limiting TMHF’s exposure to employee or third party fraud in the origination and processing of loan applications submitted to wholesale lending groups, and which may repurchase risk from previously closed loans. Since January 1, 2011, in response to new legislation and in order to operate competitively in the market, TMHF transitioned to full lender status. This change results in TMHF having the ability to originate, underwrite and fund mortgage transactions through correspondent lending relationships. While we intend for the loans that we originate to typically be held for no more than 20 days before being sold on the secondary market, if we are unable to sell loans into the secondary mortgage market or directly to large secondary market loan purchasers such as Fannie Mae and Freddie Mac, TMHF would bear the risk of being a long-term investor in these originated loans. Mortgage lending is also subject to credit risks associated with the borrowers to whom the loans are extended and an increase in default rates could have a material and adverse effect on our business. Being required to hold loans on a long-term basis would also negatively affect our liquidity and could require us to use additional capital resources to finance the loans that we are extending. In addition, although mortgage lenders under the mortgage warehouse facilities we currently use to finance our lending operations normally purchase our mortgages within 20 days of origination, if there is a default under these warehouse facilities we would be required to fund the mortgages then in the pipeline. In such case, amounts available under our Restated Revolving Credit Facility and cash from operations may not be sufficient to allow us to provide financing required by our business during these times.

An obligation to commit our own funds to long-term investments in mortgage loans could, among other things, delay the time when we recognize revenues from home sales on our statements of operations. If, due to higher costs, reduced liquidity, heightened risk retention obligations and/or new operating restrictions or regulatory reforms related to or arising from compliance with new U.S. federal laws and regulations, residential consumer loan putback demands or internal or external reviews of its residential consumer mortgage loan foreclosure processes, or other factors or business decisions, TMHF could be unable to make loan products available to our homebuyers, and home sales and mortgage services results of operations may be adversely affected.

In addition, changes in governmental regulation with respect to mortgage lenders could adversely affect the financial results of this portion of our business. Our mortgage lending operations are subject to numerous federal, state and local laws and regulations. There have been numerous changes and proposed changes in these regulations as a result of the housing downturn. For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted. Among other things, this legislation provides for a number of new requirements relating to residential mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees, retention of credit risk, prohibition of certain tying arrangements and remedies for borrowers in foreclosure proceedings. The effect of such provisions on TMHF and our mortgage lending business will depend on the rules that are ultimately enacted. In addition, we cannot predict whether similar changes to, or new enactments of, statutes and regulations pertinent to our mortgage lending business will occur in the future. Any such changes or new enactments could adversely affect our financial condition and results of operations and the market perception of our business, which could lead to a decline in the price of our Class A Common Stock.

The prices of our mortgages could be adversely affected if we lose any of our important commercial relationships.

TMHF has longstanding relationships with members of the lender community from which its borrowers benefit. TMHF plans to continue with these relationships and use the correspondent lender platform as a part of its operational plan. If our relationship with any one or more of those banks deteriorates or if one or more of those banks decide to renegotiate or terminate existing agreements, we may be required to increase the price of our products, or modify the range of products we offer, which could cause us to lose customers who may choose other providers based solely on the price or fees, which could adversely affect our financial condition and results of operations.

We may not be able to use certain deferred tax assets, which may result in our having to pay substantial taxes.

We have significant deferred tax assets, including net operating losses in the United States that could be used to offset earnings and reduce the amount of taxes we are required to pay. Our ability to use net operating losses to offset earnings is dependent on a number of factors, including applicable rules relating to the permitted carry back period for offsetting certain net operating losses against prior period earnings and the timing and amount of future taxable income.

Raw materials and building supply shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry has, from time to time, experienced raw material shortages and been adversely affected by volatility in global commodity prices. In particular, shortages and fluctuations in the price of concrete, drywall, lumber or other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities.

In addition, the cost of petroleum products, which are used both to deliver our materials and to transport workers to our job sites, fluctuates and may be subject to increased volatility as a result of geopolitical events or accidents such as the Deepwater Horizon accident in the Gulf of Mexico. Changes in such costs could also result in higher prices for any product utilizing petrochemicals. These cost increases may have an adverse effect on our operating margin and results of operations and may result in a decline in the price of our Class A Common Stock. Furthermore, any such cost increase may adversely affect the regional economies in which we operate and reduce demand for our homes.

The geographic concentration of our operations subjects us to an increased risk of loss of revenue or decreases in the market value of our land and homes in these regions from factors which may affect any of these regions.

Our operations are concentrated in Ontario, Canada and California, Colorado, Arizona, Texas and Florida. Some or all of these regions could be affected by:

•	severe weather;

•	natural disasters;

•	shortages in the availability or increased costs in obtaining land, equipment, labor or building supplies;

•	changes to the population growth rates and therefore the demand for homes in these regions; and

•	changes in the regulatory and fiscal environment.

Due to the concentrated nature of our operations, negative factors affecting one or a number of these geographic regions at the same time could result in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of operations.

Changes to the population growth rates in certain of the markets in which we operate could affect the demand for homes in these regions.

Slower rates of population growth or population declines in our key markets, especially as compared to the high population growth rates in prior years, could affect the demand for housing, causing home prices in these markets to fall, and adversely affect our business, financial condition and operating results.

We participate in certain unconsolidated joint ventures where we may be adversely impacted by the failure of the unconsolidated joint venture or the other partners in the unconsolidated joint venture to fulfill their obligations.

We have investments in and commitments to certain unconsolidated joint ventures with unrelated strategic partners to acquire and develop land and, in some cases, build and deliver homes. To finance these activities, our unconsolidated joint ventures often obtain loans from third-party lenders that are secured by the unconsolidated joint venture’s assets. In certain instances, we and the other partners in an unconsolidated joint venture provide guarantees and indemnities to lenders with respect to the unconsolidated joint venture’s debt, which may be triggered under certain conditions when the unconsolidated joint venture fails to fulfill its obligations under its loan agreements.

In Canada, we have consistently used joint ventures as a means of acquiring land. Where we do not have a controlling interest in these unconsolidated joint ventures, we depend heavily on the other partners in each unconsolidated joint venture to both cooperate and make mutually acceptable decisions regarding the conduct of the business and affairs of the unconsolidated joint venture and ensure that they, and the unconsolidated joint venture, fulfill their respective obligations to us and to third parties. If the other partners in our unconsolidated joint ventures do not provide such cooperation or fulfill these obligations due to their financial condition, strategic business interests (which may be contrary to ours), or otherwise, we may be required to spend additional resources (including payments under the guarantees we have provided to the unconsolidated joint ventures’ lenders) and suffer losses, each of which could be significant. Moreover, our ability to recoup such expenditures and losses by exercising remedies against such partners may be limited due to potential legal defenses they may have, their respective financial condition and other circumstances. In addition, certain joint ventures relating to our Canadian operations have change of control consent requirements that may have the effect of delaying, deferring or preventing a change of control of such joint ventures. Furthermore, the termination of a joint venture may also give rise to lawsuits and legal costs.

In certain instances, Monarch and the other partners in a joint venture provide guarantees and indemnities to lenders with respect to the unconsolidated joint venture’s debt, which may be triggered under certain conditions when the joint venture fails to fulfill its obligations under its loan agreements. As of June 30, 2013, Monarch’s total recourse exposure under its guarantees of joint venture debt was approximately $186.1 million. To the extent any or all of our joint ventures default on obligations secured by the assets of such joint venture or guaranteed by Monarch, the assets of our joint ventures could be forfeited to our joint ventures’ third party lenders, and Monarch could be liable to such third party lenders to the full extent of its guarantees and, in the case of secured guarantees, to the extent of the assets of Monarch that secure the applicable guarantee. Any such default by our joint ventures could cause significant losses, with a resulting adverse effect on our financial condition and results of operations. Recent market conditions have required us to provide a greater number of such guarantees and we expect this trend to continue.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

As a part of our business strategy, we may make acquisitions, or significant investments in, and/or disposals of businesses. Any future acquisitions, investments and/or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business.

In addition, we may not realize the anticipated benefits of these transactions and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results and could lead to a decline in the price of our Class A Common Stock.

We have defined benefit and defined contribution pension schemes to which we may be required to increase our contributions to fund deficits.

We provide retirement benefits for former and certain of our current employees through a number of defined benefit and defined contribution pension schemes. Certain of these plans are no longer available to new employees, though in Canada we retain a defined contribution plan. As of June 30, 2013, we had recorded a deficit of $11.9 million in our defined benefit pension plans. This deficit may increase, and we may be required to increase contributions to our plans in the future, which may materially and adversely affect our liquidity and financial condition.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to win new business, which in turn could have a material adverse effect on our business, financial condition and operating results.

Ownership, leasing or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to water and air, including asbestos, the handling of hazardous materials and the cleanup of contaminated sites. We may be liable for the costs of removal, investigation or remediation of hazardous or toxic substances located on, under or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution. The costs of any required removal, investigation or remediation of such substances or the costs of defending against environmental claims may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental impacts from historical activities have been identified at some of the projects we have developed in the past and additional projects may be located on land that may have been contaminated by previous use. Although we are not aware of any projects requiring material remediation activities by us as a result of historical contamination, no assurances can be given that material claims or liabilities relating to such developments will not arise in the future.

The particular impact and requirements of environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former use of the site. We expect that increasingly stringent requirements may be imposed on homebuilders in the future. Environmental laws may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas, such as wetlands. We also may not identify all of these concerns during any pre-development review of project sites. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our projects and operations. These matters could adversely affect our business, financial condition and operating results.

We may be liable for claims for damages as a result of use of hazardous materials.

As a homebuilding business with a wide variety of historic homebuilding and construction activities, we could be liable for future claims for damages as a result of the past or present use of hazardous materials, including building materials which in the future become known or are suspected to be hazardous. Any such claims may adversely affect our business, financial condition and operating results. Insurance coverage for such claims may be limited or non-existent.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully compensated by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we could be liable to repair damage or meet liabilities caused by uninsured risks. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and is costly. As a result, an increasing number of our subcontractors in the United States may be unable to obtain insurance, particularly in California where we have instituted an OCIP, under which subcontractors are effectively insured by us. If we cannot effectively recover construction defect liabilities and costs of defense from our subcontractors or their insurers, or if we have self-insured, we may suffer losses. Coverage may be further restricted and become even more costly. Such circumstances could adversely affect our business, financial condition and operating results.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

We are involved in various litigation and legal claims in the normal course of our business operations, including actions brought on behalf of various classes of claimants. We are also subject to a variety of local, state, and federal laws and regulations related to land development activities, house construction standards, sales practices, mortgage lending operations, employment practices, and protection of the environment. As a result, we are subject to periodic examination or inquiry by various governmental agencies that administer these laws and regulations.

We establish liabilities for legal claims and regulatory matters when such matters are both probable of occurring and any potential loss is reasonably estimable. We accrue for such matters based on the facts and circumstances specific to each matter and revise these estimates as the matters evolve. In such cases, there may exist an exposure to loss in excess of any amounts currently accrued. In view of the inherent difficulty of predicting the outcome of these legal and regulatory matters, we generally cannot predict the ultimate resolution of the pending matters, the related timing, or the eventual loss. While the outcome of such contingencies cannot be predicted with certainty, we do not believe that the resolution of such matters will have a material adverse impact on our results of operations, financial position, or cash flows. However, to the extent the liability arising from the ultimate resolution of any matter exceeds the estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

We are dependent on certain members of our management and key personnel.

Our business involves complex operations and therefore demands a management team and employee workforce that is knowledgeable and expert in many areas necessary for our operations. Investors in our Class A Common Stock must rely to a significant extent upon the ability, expertise, judgment and discretion of our management and key personnel. Our performance and success are dependent, in part, upon key members of our management and personnel, and their loss or departure could be detrimental to our future success. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. In addition, we do not maintain key person insurance in respect of any members of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and operating results.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Several of the markets in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water. Austin and Denver in particular have at times been affected by such shortages. Shortages of natural resources in our markets, particularly of water, may make it more difficult for us to obtain regulatory approval of new developments. We have also experienced material fluctuations in utility and resource costs across our markets, and we may incur additional costs and may not be able to complete construction on a timely basis if such fluctuations arise. Our lumber inventory is particularly sensitive to these shortages. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes and negatively affect our business and results of operations.

If we are unable to develop our communities successfully or within expected timeframes, our results of operations could be adversely affected.

Before a community generates any revenues, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. A decline in our ability to develop and market our communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

Constriction of the capital markets could limit our ability to access capital and increase our costs of capital.

We fund our operations from cash from operations, capital markets financings and borrowings under our Restated Revolving Credit Facility. Volatile economic conditions and the constriction of the capital markets could reduce the sources of liquidity available to us and increase our costs of capital. Our Canadian operations rely on separate banking facilities for liquidity and to a lesser extent on our Restated Revolving Credit Facility. If the size or availability of these banking facilities is reduced in the future, it would have an adverse effect on our liquidity and operations.

As of June 30, 2013, we had $204.3 million of debt maturing in the next 12 months. We believe we can meet our other capital requirements with our existing cash resources and future cash flows and, if required, other sources of financing that we anticipate will be available to us. However, we can provide no assurance that we will continue to be able to do so, particularly if industry or economic conditions deteriorate. The future effects on our business, liquidity and financial results of these conditions could be adverse, both in the ways described above and in other ways that we do not currently foresee.

We are currently negotiating the terms of the renewal of the TD Facility (one of the credit facilities relating to our Canadian operations), on substantially the same terms and conditions. The term of the existing TD Facility, which had been scheduled to expire on June 30, 2013, has been extended on an interim basis, pending the final renewal of the TD Facility. The annual renewal process has been proceeding in a manner similar to that in previous years, but we can provide no assurance that we will renew the TD Facility, and if renewed, we can provide no assurance that the TD Facility will be renewed on substantially the same terms and conditions as the existing TD facility. If we fail to renew the TD Facility, it will be required to find other sources of letters of credit to support our operations (such as cash collateral or letters of credit issued under the Restated Revolving Credit Facility). See the section entitled “Liquidity” in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-Q.

Our substantial debt could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.

We have a substantial amount of debt. As of June 30, 2013, the total principal amount of our debt (including $39.0 million of indebtedness of TMHF) was $1.4 billion. Our substantial debt could have important consequences for the holders of our common stock, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

•	increasing our vulnerability to adverse economic or industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•

requiring a substantial portion of our cash flows from operations and the proceeds of any capital markets offerings for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our Restated Revolving Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Restrictive covenants in the indentures governing our 2020 Senior Notes and our 2021 Senior Notes and the agreements governing our Restated Revolving Credit Facility and other indebtedness may restrict our ability to pursue our business strategies.

The indentures governing our 2020 Senior Notes and our 2021 Senior Notes and the agreement governing our Restated Revolving Credit Facility limit our ability, and the terms of any future indebtedness may limit our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	pay dividends or make distributions on our capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

The Restated Revolving Credit Facility contains certain “springing” financial covenants, requiring the Borrowers and their subsidiaries to comply with a certain maximum capitalization ratio and a minimum consolidated tangible net worth test. The Restated Revolving Credit Facility also contains customary restrictive covenants, including limitations on incurrence of indebtedness and liens, the payment of dividends and other distributions, asset dispositions, investments, sale and leasebacks and limitations on debt payments and amendments. See the section entitled “Liquidity” in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-Q.

The restrictions contained in the indentures governing our 2020 Senior Notes and our 2021 Senior Notes and the agreement governing our Restated Revolving Credit Facility could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans.

Monarch is party to the TD Facility and the HSBC Facility. These facilities also contain restrictive covenants, including a maximum debt to equity ratio, minimum consolidated net equity, limitations on dividends and maintenance of a minimum interest coverage ratio. A breach of any of these restrictive covenants or our inability to comply with the applicable financial covenants could result in a default under the agreements governing our Restated Revolving Credit Facility, the TD Facility and the HSBC Facility, which could allow for the acceleration of the debt under the agreements. If the indebtedness under our Restated Revolving Credit Facility, the TD Facility, the HSBC Facility, the 2020 Senior Notes and the 2021 Senior Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness. See the section entitled “Liquidity” in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-Q.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. During 2011 and 2012, we made capital expenditures for land, development and construction of $1.0 billion and $1.5 billion, respectively.

During the next 12 months, we otherwise expect to meet our cash requirements with existing cash and cash equivalents, cash flow from operations (including sales of our homes and land) and borrowings under our Restated Revolving Credit Facility. We may fail to generate sufficient cash flow from the sales of our homes and land to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our debt, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on favorable terms, if at all. Any inability to generate sufficient cash flow, refinance our debt or incur additional debt on favorable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks related to our structure and organization

TMHC’s only asset is its interest in New TMM, and accordingly it is dependent upon distributions from New TMM to pay dividends, if any, taxes and other expenses. New TMM is a holding company with no operations of its own and, in turn, relies on distributions from TMM Holdings and its operating subsidiaries.

TMHC is a holding company and has no assets other than its ownership, directly or indirectly, of New TMM Units. TMHC has no independent means of generating revenue. TMHC intends to cause New TMM to make distributions to its partners in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by TMHC. To the extent that TMHC needs funds, and New TMM is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially and adversely affect TMHC’s liquidity and financial condition. In addition, New TMM has no direct operations and derives all of its cash flow from TMM Holdings and its subsidiaries. Because the operations of TMHC’s business are conducted through subsidiaries of TMM Holdings, New TMM is dependent on those entities for dividends and other payments to generate the funds necessary to meet the financial obligations of New TMM. Legal and contractual restrictions in the agreements governing the Restated Revolving Credit Facility, the 2020 Senior Notes, the 2021 Senior Notes and other debt agreements governing current and future indebtedness of New TMM’s subsidiaries, as well as the financial condition and operating requirements of New TMM’s subsidiaries, may limit TMHC’s ability to obtain cash from New TMM’s subsidiaries. The earnings from, or other available assets of, New TMM’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to TMHC to enable TMHC to pay any dividends on the Class A Common Stock, taxes and other expenses.

The Principal Equityholders have substantial influence over our business, and their interests may differ from our interests or those of our other stockholders.

The Principal Equityholders, via the TPG and Oaktree Holding Vehicles, hold a majority of the combined voting power of TMHC. Due to their ownership, our Principal Equityholders have the power to control us and our subsidiaries, including the power to:

•	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over the Company and subsidiaries;

•	agree to sell or otherwise transfer a controlling stake in the Company; and

•

determine the outcome of substantially all actions requiring stockholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

The interests of our Principal Equityholders may differ from our interests or those of our other stockholders and the concentration of control in our Principal Equityholders will limit other stockholders’ ability to influence corporate matters. The concentration of ownership and voting power of our Principal Equityholders may also delay, defer or even prevent an acquisition by a third party or other change of control of the Company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of our other stockholders. The concentration of voting power among our Principal Equityholders may have an adverse effect on the price of our Class A Common Stock. The Company may take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

Pursuant to the stockholders agreement, to which TMHC is a party, along with the TPG and Oaktree Holding Vehicles and JH, certain of our actions require the approval of the directors nominated by the TPG and Oaktree Holding Vehicles. Specifically, the approval of a director nominated by the TPG Holding Vehicle, so long as it owns at least 50% of TMHC’s common stock held by it at the closing of our IPO (and the application of net proceeds therefrom), and the approval of a director nominated by the Oaktree Holding Vehicle, so long as it owns at least 50% of TMHC’s common stock held by it following our IPO (and the application of net proceeds therefrom), must be obtained before we are permitted to take any of the following actions:

•	any change of control of TMHC;

•	acquisitions or dispositions by TMHC or any of its subsidiaries of assets (including land) valued at more than $50.0 million;

•	incurrence by TMHC or any of its subsidiaries of any indebtedness in an aggregate amount in excess of $50.0 million or the making of any loan in excess of $50.0 million;

•	issuance of any equity securities of TMHC, subject to limited exceptions (which include issuances pursuant to approved compensation plans);

•	hiring and termination of our Chief Executive Officer; and

•	certain changes to the size of our Board of Directors.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the Delaware General Corporation Law, except that they provide that the TPG and Oaktree Holding Vehicles and their respective affiliates and transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

In addition, because the Principal Equityholders hold their economic interest in our business through New TMM, but not through TMHC, the public company, these existing owners may have conflicting interests with holders of shares of our Class A Common Stock.

As a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange, we qualify for, and rely on, exemptions from certain corporate governance requirements. As a result, holders of our Class A Common Stock may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the corporate governance requirements of these exchanges.

We are a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange as a result of the ownership position and voting rights of our Principal Equityholders. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. More than 50% of our voting power is held by the TPG and Oaktree Holding Vehicles. As a controlled company, we are entitled to elect, and have elected, not to comply with certain corporate governance rules of the New York Stock Exchange that would otherwise require the Board of Directors to have a majority of independent directors and our compensation and nominating and governance committees to be comprised entirely of independent directors, have written charters addressing such committee’s purpose and responsibilities and perform an annual evaluation of such committee.

Accordingly, holders of our Class A Common Stock do not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange and the ability of our independent directors to influence our business policies and affairs may be reduced.

TMHC’s directors who have relationships with the Principal Equityholders may have conflicts of interest with respect to matters involving the Company.

The majority of TMHC’s directors are affiliated with the Principal Equityholders. These persons have fiduciary duties to TMHC and in addition have duties to the Principal Equityholders. In addition, TMHC’s amended and restated certificate of incorporation provides that no officer or director of TMHC who is also an officer, director, employee or other affiliate of the Principal Equityholders or an officer, director or employee of an affiliate of the Principal Equityholders will be liable to TMHC or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to the Principal Equityholders or their affiliates instead of TMHC, or does not communicate information regarding a corporate opportunity to TMHC that such person or affiliate has directed to the Principal Equityholders or their affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both TMHC and the Principal Equityholders, whose interests, in some circumstances, may be adverse to those of TMHC. In addition, as a result of the Principal Equityholders’ indirect ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between TMHC and the Principal Equityholders or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by TMHC and other matters.

Failure to establish and maintain effective internal control over financial reporting could have an adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. To date, we have not identified any material deficiencies related to our internal control over financial reporting or disclosure controls and procedures, although we have not conducted an audit of our controls. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our auditors have not conducted an audit of our internal control over financial reporting. Any failure to remediate material deficiencies noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our Class A Common Stock could drop significantly. Failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority or other regulatory authorities.

Provisions in our charter and bylaws and provisions of Delaware law may delay or prevent our acquisition by a third party, which might diminish the value of our Class A Common Stock. Provisions in our debt agreements may also require an acquirer to refinance our outstanding indebtedness if a change of control occurs.

In addition to the TPG and Oaktree Holding Vehicles holding a majority of the voting power of TMHC following this offering, our amended and restated certificate of incorporation and our bylaws contain certain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable, including the following, some of which may only become effective when the TPG and Oaktree Holding Vehicles no longer beneficially own shares representing 50% or more of the combined voting power of our common stock (the “Triggering Event”):

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	after the Triggering Event, limitations on the ability of stockholders to call special meetings and to take action by written consent;

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after the Triggering Event, in certain cases, the approval of holders of at least three-fourths of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or bylaws will be required to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

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after the Triggering Event, the required approval of holders of at least three-fourths of the shares entitled to vote at an election of the directors to remove directors, which removal may only be for cause; and

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the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the Delaware General Corporation Law, except that they provide that the TPG and Oaktree Holding Vehicles and their respective affiliates and transferees will not be deemed to be “interested stockholders,” and accordingly will not be subject to such restrictions.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in the acquisition.

Under our Restated Revolving Credit Facility, a change of control would be an event of default, which would therefore require a third party acquirer to obtain a facility to refinance any outstanding indebtedness under the Restated Revolving Credit Facility. Under the indentures governing our 2020 Senior Notes and our 2021 Senior Notes, if a change of control were to occur, we would be required to make offers to repurchase the 2020 Senior Notes and the 2021 Senior Notes at prices equal to 101% of their respective principal amounts. These change of control provisions in our existing debt agreements may also delay or diminish the value of an acquisition by a third party.